Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SMART Technologies Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-181530) on Form S-8 of SMART Technologies Inc. of our reports dated May 17, 2012, on the consolidated financial statements of SMART Technologies Inc. which comprise the consolidated balance sheets as at March 31, 2012 and March 31, 2011, the consolidated statements of operations, shareholders’ deficit and cash flows for each of the years in the three-year period ended March 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information and on the effectiveness of internal control over financial reporting, which reports appear in the 2012 Consolidated Financial Statements of SMART Technologies Inc. included in this annual report on Form 40-F of SMART Technologies Inc. for the fiscal year ended March 31, 2012, and further consent to the use of such reports in such annual report on Form 40-F.

/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
June 22, 2012